Exhibit 99.1

Concordia Healthcare to Acquire Amdipharm Mercury Limited (AMCo) for US$3.5 Billion Creating a Global Platform to Facilitate Future Growth

•	Positions Concordia as a leading, international specialty pharmaceutical company with commercial reach in over 100 countries

•	Adds a diversified, attractive portfolio of more than 190 complementary, niche pharmaceutical products with high barriers to entry

•	Flexible and asset-light business model mirrors Concordia management philosophy

•	Positions Concordia for expected long-term revenue and earnings growth

•	Immediately accretive to Concordia adjusted EPS, with more than 35% accretion expected in the first full year

•	Closing anticipated in Q4 2015

•	Concordia to hold investor call to discuss AMCo transaction today at 8:30am EST

OAKVILLE, ONT. – September 8, 2015 – Concordia Healthcare Corp. (“Concordia” or the “Company”) (NASDAQ: CXRX) (TSX: CXR) today announced it has entered into a definitive agreement with Cinven1, a leading European private equity firm, and certain funds managed by it (collectively, “Cinven”) and certain other persons, to acquire Amdipharm Mercury Limited (“AMCo”) for approximately US$3.5 billion2 to be paid through a combination of cash, common shares of Concordia, and performance-based earn-out payable in cash. The acquisition has been approved by the Board of Directors of both Concordia and Cinven, and is strongly supported by the AMCo management team.

“This acquisition is a key milestone and pivotal turning point in Concordia’s strategy, which gives us the platform to take our business to the next level. We are not only acquiring products and commercial infrastructure, but a seasoned management team who has done a fantastic job of building a solid and successful international pharma operation,” said Mark Thompson, Concordia’s Chairman and Chief Executive Officer. “The combination of our highly complementary yet geographically diverse businesses is truly transformational. It will uniquely position the combined company as a leading, international pharmaceutical company with extensive geographic reach, a diversified and attractive product portfolio, and an asset-light business model that we expect will allow us to focus investments and resources on further growing our business.”

[1]

In this press release ‘Cinven’ means, depending on the context, any of or collectively, Cinven Group Limited, Cinven Partners LLP, Cinven (LuxCo1) S.A., Cinven Capital Management (V) General Partner Limited and their respective Associates (as defined in the Companies Act 2006) and/or funds managed or advised by the group.

[2]	Based on GBP / USD FX exchange rate and closing Concordia share price at date of 04-Sept-15.

The strategic acquisition is expected to transform the Company’s growth platform, by allowing it to drive organic growth across the business and greatly enhance its M&A strategy though global opportunities. John Beighton, Chief Executive Officer of AMCo, added, “We look forward to being part of the Concordia business – as the combination with AMCo is expected to create significant opportunities for further growth in the global pharmaceutical sector. We have a shared vision for growth that should greatly benefit employees and stakeholders of the combined business.”

AMCo has a strong international footprint with sales in more than 100 countries, and is anticipated to serve as a platform for further expansion by the Company on a global scale. AMCo also has a strong competitive position on the vast majority of its products, driven by complexities in their manufacturing and regulatory processes. The acquisition will provide Concordia with a well-diversified niche portfolio of more than 190 well-established off-patent molecules, as well as entry into new therapeutic areas such as endocrinology, ophthalmology and urology.

Strategic Benefits Position Concordia for Future Growth and Value Creation

•	Combined company creates global platform to drive continued expansion

•	Positions Concordia as a leading, international specialty pharmaceutical company with commercial reach in over 100 countries

•	Adds a diversified, attractive portfolio of more than 190 complementary, niche pharmaceutical products with high barriers to entry

•	Expected value creation through financial scale and resources

•	On a pro forma basis for the full year 2015, AMCo expects to record revenue of US$530 million - $560 million

•	AMCo has experienced historical strong financial performance, with 2012-2014 revenue CAGR of 18%, high margins and historical cash flow conversion of approximately 90%[3]

•	On a pro forma basis, the combined company is expected to achieve revenue of US$870 million - $920 million for full year 2015 and adjusted EBITDA[4] of US$510 million - $540 million for full year 2015

•	Combined product portfolio provides diversification

•	Strong strategic fit and shared management philosophy focusing on niche life-cycle management opportunities for off-patent prescription drugs

•	Broadly diversified with no single product accounting for greater than 10% of sales, with over 190 products and 1000 SKUs[5]

[3]	Cash flow conversion based on pre-tax operating cash flow as a percent of adjusted EBITDA.
[4]	Adjusted EBITDA is a non-IFRS measure. See “Use of Non-IFRS Measures.”
[5]	Same presentation in different countries represents different SKUs given different market dynamics.

•	Flexible and asset-light business model mirrors Concordia management philosophy

•	Diversified, legacy portfolio with strong competitive position

•	Scalable platform across geographies and therapeutic areas

•	Track record of creating value through accretive M&A

•	Operating leverage through proprietary Indian Centre of Excellence, third party manufacturers, and limited marketing and promotion spend

•	Strong financial returns

•	Immediately accretive to Concordia adjusted EPS, with more than 35% accretion expected in the first full year

•	Targeting pro forma debt / EBITDA of approximately 6x by year end 2015

Transaction Details

The total purchase price will consist of cash consideration of approximately £800 million (approximately US$1.2 billion), 8.49 million common shares of Concordia (approximately US$0.7 billion), and the assumption of approximately US$1.4 billion AMCo net debt upon closing, as well as a maximum performance-based earn-out of £144 million payable in cash in the fourth quarter of 2016 (approximately US$220 million). Following the closing of the transaction, Concordia will own a 100% stake in AMCo, and Cinven will hold an expected 19.9% ownership in Concordia on a non-diluted basis and before giving effect to the anticipated equity offering (referenced below).

Accordingly, Cinven will, concurrently with the completion of the acquisition of AMCo, enter into a governance agreement with Concordia whereby Cinven will agree to customary lock-up, standstill and transfer restrictions.

The transaction is anticipated to be financed through a combination of term loans, bonds and a public offering of equity securities under the Company’s existing shelf prospectus. The Company has entered into a commitment letter with Goldman, Sachs & Co., Credit Suisse, RBC Capital Markets and Jefferies, pursuant to which they have agreed to provide credit facilities and bridge commitments of up to US$4.3 billion (the “Credit Facilities”) to fully pay for the acquisition price and refinance all outstanding term loans or indebtedness for borrowed money of AMCo, to repay the existing principal bank facilities of Concordia and, if required, to prepay Concordia’s existing senior notes. The Credit Facilities are subject to a number of customary conditions, including entering into definitive documentation. All obligations of the Company under the term loans will be secured by first priority security interests (subject to certain agreed priority liens) in the assets of the Company and the assets of and equity interests in its material subsidiaries. The bridge commitments will be unsecured.

The acquisition, which is expected to close in the fourth quarter of this year, is subject to satisfaction of certain customary closing conditions (including stock exchange approval for the consideration shares that are issuable as part of the purchase price).

Conference Call Notification

A conference call and webcast will be hosted today at 8:30 am EST to discuss the announcement. To join the call, please dial (888) 231-8191 or (647) 427-7450. To join the webcast, please use the following link:

http://event.on24.com/r.htm?e=1046442&s=1&k=0B89B2E4BC020E0EA00F6E26CC5B132C

A copy of the presentation slides will be available for download on the webcast, and on the Events section of Concordia’s website at http://concordiarx.com/investors/events. A call replay will be accessible two hours after the live call. To access the call replay, please dial 1 (855) 859-2056 or (416) 849-0833 and input password 35349614.

Financial and Legal Advisors

Goldman, Sachs & Co. is acting as financial advisor to Concordia, and Sullivan & Cromwell LLP, Fasken Martineau DuMoulin LLP and Simmons & Simmons LLP are acting as legal counsel. Jefferies and Rothschild are acting as financial advisors to Cinven, and Clifford Chance, Torys LLP and Jones Day are acting as legal counsel.

About Concordia

Concordia is a diverse healthcare company focused on legacy pharmaceutical products and orphan drugs. Concordia’s legacy pharmaceutical division, Concordia Pharmaceuticals Inc., consists of a portfolio of branded products and authorized generic contracts, including branded products such as Nilandron®, for the treatment of metastatic prostate cancer; Dibenzyline®, for the treatment of pheochromocytoma; Lanoxin®, for the treatment of mild-to-moderate heart failure and atrial fibrillation; Plaquenil®, for the treatment of lupus and rheumatoid arthritis, Donnatal® for the treatment of irritable bowel syndrome and Zonegran® (zonisamide) for treatment of partial seizures in adults with epilepsy. Concordia’s orphan drugs division, Concordia Laboratories Inc., owns Photofrin®. Photofrin® is marketed by Pinnacle Biologics, Inc. in the United States.

Concordia operates out of facilities in Oakville, Ontario; Bridgetown, Barbados; Roanoke, Virginia and has a Specialty Healthcare Distribution (SHD) Division that operates out of Kansas City, Missouri. Pinnacle Biologics Inc. is located in Chicago, Illinois.

About AMCo

AMCo is a rapidly growing international pharmaceutical company, committed to bringing its portfolio of niche medicines to patients in more than 100 countries.

AMCo is the result of the merger of Amdipharm and the Mercury Pharma Group in 2013. The combined businesses are highly complementary to each other, with well-established product portfolios, and provide a strong platform for future growth through acquisitions in line with its strategy to build a truly global pharmaceutical company.

After the merger in early 2013, AMCo acquired global rights to Fucithalmic from LEO Pharma. It then acquired Abcur AB to create a direct presence in the Nordics, to complement its existing direct presence in the UK, Ireland, France and Benelux.

For more information about AMCo, please visit amcolimited.com.

1. Based on USD-GBP exchange rate as of the last business day in Canada prior to the date of this news release.

2. EBITDA is defined as net income adjusted for net interest expense, income tax expense, depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted for one-time charges including acquisition costs, non-recurring gains, non-cash items such as unrealized gains/losses on derivative instruments, share based compensation, change in fair value of contingent consideration, and realized/unrealized gains/losses related to foreign exchange revaluation. See “Non-IFRS measures” and “Notice regarding future-oriented financial information” below. The most directly comparable measure calculated in accordance with IFRS presented in the Company’s financial statements is net income. 3. Adjusted EPS is earnings per share presented on a fully diluted basis and is defined as net income, adding back one time charges, including costs associated with acquisitions, non-recurring gains, non-cash items such as unrealized gains/losses on derivative instruments, share based compensation, change in fair value of contingent consideration, and realized/unrealized gains/losses related to foreign exchange revaluation, depreciation, amortization, and tax effect of all adjustments. See “Notice regarding non-IFRS measures” and “Notice regarding future-oriented financial information” below. The most directly comparable measure calculated in accordance with IFRS presented in the Company’s financial statements is EPS.

Non-IFRS Measures

This press release makes reference to certain measures that are not recognized measures under International Financial Reporting Standards (“IFRS”). These non-IFRS measures do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies. When used, these measures are defined in such terms as to allow the reconciliation to the closest IFRS measure. These measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analyses of the Company’s financial information reported under IFRS. Management uses non-IFRS measures such as EBITDA, Adjusted EBITDA and adjusted EPS to provide a supplemental measure of operating performance and thus highlight trends in the core business that may not otherwise be apparent when relying solely on IFRS financial measures. Management also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets, and to assess its ability to meet future debt service, capital expenditure, and working capital requirements. Readers are cautioned that the non-IFRS measures contained herein may not be appropriate for any other purpose.

Notice regarding future-oriented financial information:

To the extent any forward-looking statements (as defined below) in this press release constitutes future-oriented financial information or financial outlooks within the meaning of securities laws, such information is being provided to demonstrate the potential benefits of the acquisition and the financings described herein and readers are cautioned that this information may not be appropriate for any other purpose and that they should not place undue reliance on such future-oriented financial information and financial outlooks. Future-oriented financial information and financial outlooks, as with forward-looking information generally, are, without limitation, based on the assumptions and subject to the risks set out below under “Notice regarding forward-looking statements”.

Notice regarding forward-looking statements:

This press release includes forward-looking statements and forward-looking information (collectively, “forward-looking statements”) regarding Concordia and its business, which may include, but is not limited to, statements with respect to the acquisition and the completion and timing thereof, accretion resulting from the acquisition and the ability to achieve cost efficiencies and higher margins, the completion of the financings, the entering into of documentation with respect to the financings, the impact of the acquisition on Concordia’s financial performance (including with respect to adjusted EPS, EBITDA and adjusted EBITDA, the ability to deleverage and the amount and timing thereof, financial results and performance of Concordia and AMCo for fiscal 2015, and Concordia’s and AMCo’s growth after the acquisition. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “is expected”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “facilitates”, “believes”, “proposes” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of Concordia’s management, and are based on assumptions and subject to risks and uncertainties. Although Concordia’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks regarding the pharmaceutical industry, regulatory investigations, the failure to comply with applicable laws, the failure to obtain regulatory approvals, risks relating to the use of Concordia’s or AMCo’s products to treat certain diseases, risks relating to distribution arrangements, risks relating to the markets in which Concordia or AMCo operate and/or distribute their respective products, possible failure to realize the anticipated benefits of the acquisition (including accretion), risks associated with the integration of AMCo into Concordia’s business, increased indebtedness, the fact that historical and pro forma combined financial information may not be representative of Concordia’s results post acquisition, the ability to deleverage and the amount and timing thereof, the reliance on information provided by AMCo, economic factors, market conditions including the equity and debt markets generally, risks associated with growth and competition, risks associated with the acquisition and financing of the acquisition and many other factors beyond the control of Concordia. Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. The outcome of the subject matter of any forward-looking statement cannot be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

For more information, please visit concordiarx.com or contact:

Marija Mandic

Concordia Healthcare Corp.

905-842-5150 x 240

mmandic@concordiarx.com

Adam Peeler

NATIONAL Equicom

416-815-0700 x 225

apeeler@tmxequicom.com